Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Second Quarter 2008 Transactions

Amsterdam, The Netherlands; July 11, 2008 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during the second quarter 2008:

•                  Signed five financing transactions, increasing committed debt funding by
$1.9 billion and obtained  $62.8 million of equity from a joint venture partner,

•                  Signed new lease agreements for 32 aircraft,

•                  Delivered six aircraft and 14 engines under lease agreements,

•                  Purchased 24 aircraft and 14 engines,

•                  Sold ten aircraft and two engines,

•                  Disassembled five engines.

AerCap’s CEO Klaus Heinemann commented: “During the second quarter of 2008, we have significantly enhanced both the capital base of AerCap and its fleet composition through the execution of almost $2 billion of additional equity and debt funding and the sale of older or fuel-inefficient aircraft.”

Lease Activities: Contracts Signed for 32 Aircraft and 14 Engines — Letters of Intent Signed for 17 Aircraft

New Lease Agreements

AerCap signed 32 new lease agreements for aircraft in the second quarter 2008:

•                  Three new Airbus A330s for Hainan Airlines (China),

•                  Three new Airbus A320s for Kuwait National Airways (Kuwait),

•                  One new A319 for Hemus Air (Bulgaria),

•                  Three new Airbus A321s for Vietnam Airlines (Vietnam),

•                  Nine Boeing B737-800s for Hapagfly/TUI Travel (Germany),

•                  One Boeing B737-800 for Jet4You/TUI Travel (Morocco),

•                  Six Boeing B757-200s and two B767-300ERs for Thomsonfly/TUI Travel (United Kingdom),

•                  One Boeing 737-800 for TUIFly Nordic/TUI Travel (Sweden),

•                  Two Boeing 737-500s for Aeroflot-Nord (Russia), and

•                  One Boeing 737-400 for Ukraine International Airlines (Ukraine).

Of the lease agreements above, 19 were executed with subsidiaries of TUI Travel in the context of the acquisition of a 19-aircraft-portfolio from TUI.

AerCap added eight new airlines to its customer base in the second quarter of 2008: Hainan Airlines, Kuwait National Airways, Ukraine International Airlines, Vietnam Airlines, and four TUI subsidiaries Hapagfly, Jet4You, Thomsonfly, TUIFly Nordic.

The average term of the ten lease agreements for new aircraft signed during the second quarter was 122 months. The average term of the 22 lease agreements for used aircraft was 57 months. During the second quarter, AerCap also executed letters of intent (signed and deposit paid by lessee) for 17 aircraft leases with an average lease term of 136 months for new aircraft (six) and 71 months for used aircraft (11).

AerCap also entered into 14 engine lease agreements in the second quarter and delivered the engines to the lessees in the same period. Thirteen were for CFM-56 engines and one for a CF34 engine.

Deliveries

AerCap completed six aircraft deliveries in the second quarter under previously contracted lease agreements:

•                  One new Airbus A320 for Nouvelair (Tunisia),

•                  One new Airbus A320 for TACA International Airlines (El Salvador),

•                  One new Airbus A319 for Hemus Air (Bulgaria),

•                  One Airbus A321 for Monarch Airlines (UK), and

•                  Two Boeing 737-300s for PT Garuda (Indonesia).

Purchase Activities: 24 Aircraft Acquired in the Second Quarter

During the second quarter, AerCap acquired a 19-aircraft-portfolio from TUI Travel in a joint venture with Deucalion Aviation Funds. This portfolio contained eleven Next Generation Boeing 737-800s, six Boeing B757-200s and two B767-300ERs. With the eleven Boeing 737-800s in this newly acquired portfolio, AerCap has expanded its fleet of Next Generation Boeing 737 aircraft to 18 over the last two years.

In addition, AerCap acquired two new A320s, one new A319, one Boeing 757-200 and one Boeing 737-300 during the second quarter 2008. The Boeing 737-300 was resold in the same period.

AerCap also expanded its engine pool with the acquisition of 14 CFM56 engines in the second quarter.

In addition to the completed purchase activities above, AerCap signed letters of intent for the purchase of three new Boeing 737-800 and one new A320.

Sales Activities: Ten Aircraft Sold in the Second Quarter 2008

AerCap closed ten aircraft sales transactions in the second quarter 2008 which were all from its owned portfolio:

•                  One Fokker 100,

•                  One DC9,

•                  One MD83,

•                  One Boeing 737-300,

•                  Four Airbus A320s, and

•                  Two Airbus A321s.

The average age of owned aircraft sold during the quarter was 15 years.

AerCap also sold two CFM56 engines from its owned engine pool.

In addition to the completed sales activities above, AerCap has signed sales agreements for the delivery of one owned A330, one managed Fokker 100, and two managed MD82.

	Second Quarter 2008			Year To Date 2008
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	29	3	32	49	6	55
Aircraft (LOI’s)	14	3	17	28	4	32
Deliveries
Aircraft	5	1	6	12	1	13
Engines	14	NA	14	24	NA	24
Purchases
Aircraft (Closed)	24	NA	24	43	NA	43
Engines (Closed)	14	NA	14	14	NA	14
Aircraft (LOI’s)	4	NA	4	4	NA	4
Sales
Aircraft (Closed)	10	NA	10	18	NA	18
Engines (Closed)	2	NA	2	2	NA	2
Aircraft (Contract signed, to be delivered)	1	3	4	1	3	4
Engines (LOI’s)	1	NA	1	1	NA	1

Portfolio Summary

As of June 30, 2008, AerCap’s portfolio consisted of 314 aircraft and 77 engines that were either owned, on order, under contract or letter of intent, or managed.

Key Agreements

The $1.9 billion of financing transactions closed in the second quarter by AerCap included:

•                  A $1 billion aircraft securitization that provides long-term non-recourse funding for 30 new A320 family aircraft, which are part of a 70 aircraft order placed by AerVenture Limited, AerCap’s consolidated joint venture, in January 2006.

•                  A $425.7 million facility to finance the acquisition of a 19-aircraft-portfolio from TUI Travel in a joint venture with Deucalion Aviation Funds (in addition to the joint venture equity of $62.8 million).

•                  A $269.2 million facility to finance the pre-delivery payments for 37 new A320 family aircraft under forward order from Airbus as part of AerCap’s consolidated joint venture AerVenture. The funding requirements for all remaining pre-delivery payments of AerVenture have been met with this transaction.

•                  A $100 million engine acquisition facility to acquire a broad range of spare engines to expand the company’s long-term engine leasing business, based in Shannon, Ireland.

•                  A $68.4 million increase of its pre-delivery payment funding facility relating to A330 aircraft under forward order with Airbus.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

AerCap Holdings N.V. intends to report its transactions on a quarterly basis.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel.+31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel.+31 20 655 9658 pwortel@aercap.com